N E W S   R E L E A S E

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – January 7, 2009 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Tuesday, January 13, 2009 at 11:00 a.m. MST (1:00 p.m. EST) to discuss 2009 guidance. Participants will include John A. Manzoni, President and Chief Executive Officer and members of senior management. Talisman expects to release its 2009 guidance the morning of January 13 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MST (12:50 p.m. EST), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-800-733-7560 (North America) or
1-416-644-3414 (Local Toronto & International)

A replay of the conference call will be available at approximately 2:30 p.m. MST on Tuesday, January 13 until 11:59 p.m. Tuesday, January 20, 2009. If you wish to access this replay, please call:

1-877-289-8525 (North America) passcode 21293467# or
1-416-640-1917 (Local Toronto & International) passcode 21293467#

Live Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to: http://w.on24.com/r.htm?e=130824&s=1&k=2DAFEDBBDB237879DFBFC5EF601244EC

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:
Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:

David Mann, Vice President, Corporate                                                                              Christopher J. LeGallais
& Investor Communications                                                                                         Vice President, Investor Relations
Phone:     403-237-1196 Fax:  403-237-1210                                                                           Phone:    403-237-1957 Fax: 403-237-1210
E-mail:      tlm@talisman-energy.com                                                                                    E-mail:     tlm@talisman-energy.com

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